UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

Waterloo House
100 Pitts Bay Road
Pembroke HM 08
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

On June 29, 2026, Mark Pickering, Chief Financial Officer and an Executive Officer of Aspen Insurance Holdings Limited (the “Company”), formally notified the Company that he was resigning from these positions, with immediate effect. Mr. Pickering's resignation is not the result of any disagreement with the Company. The Company thanks Mr. Pickering for his contributions and wishes him success going forward.

In connection with Mr. Pickering's departure, the Company has appointed Carrie Rosorea as Chief Financial Officer and as an Executive Officer of the Company, effective June 29, 2026.

The information included in this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: July 2, 2026	By:	/s/ James A. Shea
	Name:	James A. Shea
	Title:	Chief Executive Officer